June 27, 2007

Rodd Schreiber, Esq.
Susan Hassan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Re: Form 425 filings made on June 22 and 25, 2007
Filed by Chicago Mercantile Exchange Holdings, Inc.
File No. 001-32650 (Film Nos. 07939499, 07937025)

Ladies and Gentlemen:

We have reviewed your filings and have the following comments. If you disagree with one or more of our comments, we will consider your explanation as to why a comment may be inapplicable or a revision unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask CME to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. The note contained in the slide pertaining to the implied ICE stock price references a CME implied price that has not been included on the slide. Please advise us whether this graph inadvertently omitted to state the CME implied price. In addition, please briefly explain to us why this graph supports the belief that ICE's stock price is no longer driven by the fundamentals. Please confirm that future such presentations will emphasize that such illustrations represent the beliefs of CME or will disclose why such observations and findings should be accepted as fact.

2. Each statement or assertion of opinion or belief expressed in additional soliciting material must be characterized as such and be supported on a reasonable factual basis that is self-evident, disclosed in the soliciting materials, or provided to the staff on a supplemental basis. We cite the following non-exhaustive examples of assertions that should be specifically supported or not used in future written communications:

Chicago Mercantile Exchange Holdings, Inc.
SEC Comment Letter dated June 27, 2007
Page 2

On June 22, 2007:

- We have a long-standing pricing strategy of providing the lowest trading fees for member liquidity providers, with discounts that significantly exceed anything offered by ICE.

On June 25, 2007, the following statements made concerning the ICE proposal:

- Speculative synergy projections;

- Value of ICE stock not trading on fundamentals;

- Catastrophic integration risk; and

- Questionable clearing and technology.

* * * * *

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting and investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Again, please understand that we may have additional comments after reviewing any amendments or responses to our comments. If you have any questions, please contact me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions